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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

        Washington, D.C. 20549

FORM N-17f-2

Certificate of Accounting of Securities and Similar

Investments in the Custody of

Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR 270.17F-2]

1. Investment Company Act File Number: 811-21295				Date examination completed: September 30, 2009
2. State identification Number:
AL	AK	AZ	AR	CA	CO
CT	DE	DC	FL	GA	HI
ID	IL	IN	IA	KS	KY
LA	ME	MD	MA	MI	MN
MS	MO	MT	NE	NV	NH
NJ	NM	NY	NC	ND	OH
OK	OR	PA	RI	SC	SD
TN	TX	UT	VT	VA	WA
WV	WI	WY	PUERTO RICO
Other (specify):
3. Exact name of investment company as specified in registration statement: JPMorgan Trust I
4. Address of principal executive office (number, street, city, state, zip code): 1111 Polaris Parkway, STE. 2-J, Columbus, OH, 43240

INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

Investment Company

1.	All items must be completed by the investment company.

2.

Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3.

Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

SEC 2198 (11-91)

PricewaterhouseCoopers LLP 300 Madison Avenue New York NY 10017 Telephone (646) 471-3000 www.pwc.com

Report of Independent Registered Public Accounting Firm

To the Trustees of JPMorgan Trust I:

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that JPMorgan Trust I (the “Trust”) complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (“the Act”) as of September 30, 2009. Management is responsible for the Trust's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Trust's compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Trust's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of September 30, 2009, and with respect to agreement of security purchases and sales, for the period from April 30, 2009 (the date of our last examination), through September 30, 2009:

-

Count and inspection of all securities located in the vault of the JP Morgan Chase Bank, New York (the "Custodian") at 4 New York Plaza, 11th Floor, New York, NY 11245 without prior notice to management;

-	Confirmation of all securities of the Trust held by the Custodian at the Depository Trust Company and the Federal Reserve Bank of New York in book entry form;

-

Reconciliation of all securities shown on the books and records of the Trust to the statements from the Custodian, and testing of the reconciliation of such securities shown on the Custodian statements to the confirmations described above;

-	Confirmation of selected security positions held by the Custodian at foreign sub-custodians; and

-

Testing of 3 security purchases and 3 security sales or maturities since our last report from the books and records of the Trust by confirmation with the brokers or the application of alternative audit procedures.

-	Confirmation of all repurchase agreements with brokers/banks or the application of alternative audit procedures.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with specified requirements.

In our opinion, management's assertion that JPMorgan Trust I complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of September 30, 2009 with respect to securities reflected in the investment account of the Trust is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of JPMorgan Trust I and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

April 27, 2010

(2)

Management Statement Regarding Compliance with Certain Provisions of the Investment
Company Act of 1940

We, as members of management of JPMorgan Trust I (the "Trust"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Trust's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of September 30, 2009, and from April 30, 2009 (the date of our last examination), through September 30, 2009.

Based on this evaluation, we assert that the Trust was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of September 30, 2009, and from April 30, 2009 (the date of our last examination), through September 30, 2009, with respect to securities reflected in the investment account of the Trust.

JPMorgan Trust I

By:	/s/ Frank Tango
Name of Company Official
Assistant Treasurer
Title April 26, 2010
Date